UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25827

LINCOLN MINING CORPORATION
(Exact name of registrant as specified in its charter)

885 Dunsmuir Street, Suite 350
Vancouver , British Columbia
Canada V6C 1N5
(604) 688-7377
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X] (for equity securities)	Rule 12h-6(d) [ ] (for successor registrants)
Rule 12h-6(c) [ ] (for debt securities)	Rule 12h-6(i) [ ] (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Lincoln Mining Corporation (the "Company") first incurred the duty to file reports under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act") on or about August 18, 2009, being the date that it acquired all of the issued and outstanding common shares of Lincoln Gold Corporation ("Lincoln Gold") in exchange for the issuance of common shares of the Company to the common shareholders of Lincoln Gold pursuant to plan of arrangement transaction completed under the British Columbia Business Corporations Act (the "Transaction"). Lincoln Gold first incurred the duty to file reports under Section 13(a) of the Exchange Act on the date that was sixty days after it filed a Registration Statement on Form 10-SB with the United States Securities and Exchange Commission (the "Commission") to register its common shares, no par value under Section 12(g) of the Exchange Act. The Registration Statement on Form 10-SB was initially filed with the Commission on April 20, 1999. The Company's common shares, no par value (the "Common Shares") were deemed registered under Section 12(g) of the Exchange Act on August 18, 2009 concurrently with the completion of its acquisition of Lincoln Gold as a result of the operation of Rule 12g-3(a) of the Exchange Act.

B. Lincoln Gold, as the predecessor the Company, has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2008. In accordance with Rule 12h-6(d)(2) of the Exchange Act, the reporting history of Lincoln Gold, whose reporting obligations the Company has assumed pursuant to Rule 12g-3 of the Exchange Act may be taken into account when considering the reporting history of the Company in determining whether the Company meets the prior reporting requirement under Rule 12h-6(a)(1) of the Exchange Act. Based on the reporting history of Lincoln Gold, as referred to above, the Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including at least one annual report pursuant to Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended (the "Securities Act").

Item 3. Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its Common Shares on the TSX Venture Exchange (the "TSX-V"), the primary trading market (as defined in Rule 12h-6(f)) for the Common Shares, in Ontario, Canada (the "Primary Jurisdiction").

B. The date of the initial listing of the Common Shares on the TSX-V was May 15, 2007. The Common Shares have been listed on the TSX-V since such date. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C. To the best knowledge of the Company, for the period commencing on August 18, 2008 and ended on and including August 18, 2009 (the "Recent Trading Period"), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was 100%, and as such the primary trading market is larger than the trading market for the Common Shares in the United States during the same period.

Item 4. Comparative Trading Volume Data

A. The first day of the Recent Trading Period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 18, 2008 and the last day of such Recent Trading Period is August 18, 2009.

B. During the Recent Trading Period, the average daily trading volume of the Common Shares: (a) in the United States was nil Common Shares, and (b) on a worldwide basis was 2,143 Common Shares.

C. During the Recent Trading Period, the average daily trading volume of the Common Shares in the United States as a percentage of the average daily trading volume of the Common Shares worldwide was approximately nil%.

D. The Company has not delisted the Common Shares from a national securities exchange or inter-dealer quotation system in the United States.

E. The Company has not terminated a sponsored American depository receipt (ADR) facility regarding the Common Shares.

F. The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is historical bulletins provided by the TSX with respect the Common Shares traded on the TSX-V.

Item 5. Alternative Record Holder Information

Not applicable

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on August 20, 2009 (the "News Release"), disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

B. The News Release was disseminated in the United States via CNW Group.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company's profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10. Exhibits

The following exhibit is attached hereto:

Exhibit Number	Description
99.1	News Release of the Company dated August 20, 2009

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lincoln Mining Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Lincoln Mining Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

LINCOLN MINING CORPORATION

By: /s/ Andrew Milligan

Andrew Milligan
Director

Dated: September 2, 2009